File No. 1-10905
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

VITRO, S.A.B. DE C.V.

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2008

(Filed December 10, 2008)

N/A
(Translation of Registrant's Name into English)

Av. Ricardo Margain Zozaya 400
Garza Garcia, NL
66250 Mexico
(52) 8863-1200
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [ X ] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 107(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes [ ] No [ X ]

CONTENTS

Documents Attached:

* Press Information dated December 10, 2008

Release

Vitro strengthens its growing glass containers business in Central America and the Caribbean Markets

San Pedro, Garza Garcia, N.L., Mexico, December 10, 2008.- Vitro, S.A.B. de C.V. (BMV: VITROA; NYSE: VTO), announced today that the Company and its two Central American partners have decided to share the control of the daily operations of Panama-based Empresas Comegua, S.A. ("Comegua"). This decision is intended to further drive glass containers business growth in the Central American and Caribbean markets.

Vitro will maintain its 49.7% interest in Comegua, whose operations will continue to be benefited with the indubitable contributions and knowledge of all of its partners in glass containers manufacturing and market penetration.

As a result of this decision, Vitro will now account its 49.7% participation in Comegua under the equity method, therefore, majority shareholders' equity and majority net income will not be affected.

Vitro and its partners London Overseas, Inc. and Golden Beer, Inc. have participated in the Comegua joint venture since 1964. Comegua is by far the most important glass containers manufacturer in the region, and maintains a strong market presence in Central America and the Caribbean.

Comegua's LTM 3Q'08 sales and EBITDA were aproximately US$216 MM and US$32 MM, respectively.

Vitro, S.A.B. de C.V. (BMV: VITROA; NYSE: VTO), is one of the largest glass manufacturers in the world. Through our subsidiary companies we offer products with the highest quality standards and reliable services to satisfy the needs of two distinct business sectors: glass containers and flat glass. Our manufacturing facilities produce, process, distribute and sell a wide range of glass products that offer excellent solutions to multiple industries that include: wine, beer, cosmetic, pharmaceutical, food and beverage, as well as the automotive and construction industry. Also, we supply raw materials, machinery and industrial equipment to different industries. We constantly strive to improve the quality of life for our employees as well as the communities in which we do business by generating employment and economic prosperity thanks to our permanent focus on quality and continuous improvement as well as consistent efforts to promote sustainable development. Our World Headquarters are located in Monterrey, Mexico where Vitro was founded in 1909 and now embarks major facilities and a broad distribution network in ten countries in the Americas and Europe. For more information, you can access Vitro's Website at: http://www.vitro.com

For more information, please contact:

Media Albert Chico Smith / Roberto Riva Palacio Vitro, S. A. B. de C.V. +52 (81) 8863-1661/ 1689 achico@vitro.com rriva@vitro.com	Investor Relations Adrian Meouchi /Angel Estrada Vitro S.A.B. de C.V. + (52) 81-8863-1765 / 1730 ameouchi@vitro.com aestradag@vitro.com	U.S. Agency Susan Borinelli / Barbara Cano Breakstone Group (646) 452-2334 sborinelli@breakstone-group.com bcano@breakstone-group.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on it's behalf by the undersigned, thereunto duly authorized.

VITRO, S.A.B. DE C.V.

By  /s/ Claudio L. Del Valle Cabello
Name: Claudio L. Del Valle Cabello
Title: Attorney in Fact

Date: December 10, 2008